

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Robert A. Berman
Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92618

     Re: Hancock Jaffe Laboratories, Inc.
          Registration Statement on Form S-1
          Filed June 12, 2018
          File No. 333-225570

Dear Mr. Berman:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Division of Corporation Finance
                        Office of Electronics and Machinery

cc: Michael A. Hedge, Esq.